CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary


SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH, D.C.
202
SECTION

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

February 1, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549


05006075

SUPPL

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

Included with this documentation is the Second Quarter Report containing the Company's interim financial statements for the period ended November 30, 2004.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
MAR 01 2005
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc



82-4994



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

SEC MAIL RECEIVED
FEB 16 2005
WASH, D.C. 202

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports strong sales, record assets in 2004

TORONTO (January 4, 2005) – CI Fund Management Inc. ("CI") today reported total net sales of $81 million in December 2004 and net sales of $1.42 billion for the calendar year.

In December, CI Mutual Funds Inc. had net sales of $66 million, comprised of net sales of $45 million in long-term funds and $21 million in money market funds. Assante Wealth Management had net sales of $15 million in its funds.

For 2004, CI Mutual Funds had net sales of $490 million, Assante had net sales of $538 million, and Skylon Advisors Inc. had net sales of $388 million.

"Our strong sales in 2004 reflect the continued gains in global financial markets, improving investor confidence and the strength of our broad and diverse lineup of products and services," said Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer.

CI's total fee-earning assets at December 31, 2004, were a record $67.8 billion. That represents an increase of $1.4 billion or 2.1% from a month ago and an increase of $8.6 billion or 14.6% over the year.

Total fee-earning assets consisted of managed assets of $51.5 billion and administered assets of $16.3 billion. Managed assets included investment fund assets at CI Mutual Funds and Assante of $45.6 billion, labour-sponsored funds of $174 million, structured products and closed-end funds of $1.2 billion and institutional assets of $4.5 billion. Administered assets included $15.6 billion in assets at Assante and IQON Financial Management Inc. net of assets under management at Assante.

"One of the highlights of 2004 was the excellent overall performance of CI's fund lineup," Mr. MacPhail said. "We had funds that outperformed their benchmark indexes in the key categories last year."

For example, in the Canadian equity category, the flagship funds managed by Kim Shannon of Sionna Investment Managers Inc., Gerry Coleman of CI's Harbour Group, and David Picton of Synergy Asset Management all outperformed the 14.5% gain of the S&P/TSX Composite Index. Meanwhile, American equity funds managed by Synergy, BPI Global Asset Management LLP and Epoch Investment Partners Inc. outperformed the S&P 500, while key global equity funds managed by Synergy and Altrinsic Global Advisors, LLC also beat their benchmarks.



News Release

The strength of CI's lineup can also be seen in the fact that CI continues to lead the industry with the most funds with Morningstar Canada's five-star rating. In December, Morningstar Canada reported that CI Mutual Funds has 28 funds with the top rating as of November 30, 2004. In addition, one Assante Artisan Portfolio has a five-star rating, while the Assante Optima Strategy Pools are not rated by Morningstar.

The excellence of CI's funds was also recognized in December at the Canadian Investment Awards, with CI Canadian Investment Fund, managed by Kim Shannon, named Canadian Equity Fund of the Year, and Signature High Income Fund, managed by Ben Cheng and Matt Shandro of CI's Signature Funds Group, named Canadian Income Trust Fund of the Year.

Also in 2004, Portfolio Manager Bill Miller once again outperformed the S&P 500, extending his streak of beating the index to an unmatched 14 consecutive calendar years. Mr. Miller is portfolio manager of CI Value Trust Sector Fund, which is modelled on the U.S.-based Legg Mason Value Trust, which he has managed since inception in 1990.

Another key accomplishment for CI last year was continued significant reductions in the operating expenses of its funds. "Operating expenses are a critical part of a fund's management expense ratio and CI has consistently reduced the operating expenses for its funds over the past decade and in 2004," Mr. MacPhail said. "This resulted in the MERs of our funds being reduced in late September, directly benefiting the funds' unitholders."

To illustrate this at the fund level, CI has over the past year reduced the operating expenses of Synergy Canadian Class from 66 to 21 basis points, a decline of 68%; Assante International Equity Value Pool from 47 to 22 basis points, a decline of 53%; Clarica Canadian Blue Chip Fund from 49 to 21 basis points, a decline of 57%; and Harbour Fund from 33 to 21 basis points, a decline of 36%.

"CI is committed to making further reductions in operating expenses wherever possible," Mr. MacPhail said. "Furthermore, a priority for us in 2005 will be to inform the public of the effect of the GST being charged on mutual funds, which amounts to a tax on investors' savings. The GST costs investors in CI's funds approximately $70 million annually."

In other matters, CI plans to release its results for the second quarter of fiscal 2005 on January 11, 2005.

Further information about CI's assets and sales can be found below in the tables of unaudited statistics and at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.



News Release

CI FUND MANAGEMENT INC. DECEMBER 31, 2004 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$458	$413	$45
CI money market	78	57	21
TOTAL CI Funds	$536	$470	$66
TOTAL Assante Funds	$108	$93	$15
TOTAL CI	$644	$563	$81

FEE-EARNING ASSETS	Nov. 30/04 (millions)	Dec. 31/04 (millions)	% Change
CI mutual/segregated funds	$36,063	$37,276	3.4
Assante funds	8,112	8,336	2.8
	$44,175	$45,612	3.3
Managed labour-sponsored funds	174	174	0.0
Structured products/closed-end funds	1,229	1,239	0.8
TOTAL Retail Managed Assets	$45,578	$47,025	3.2
Managed institutional	4,530	4,461	-1.5
TOTAL Managed Assets	$50,108	$51,486	2.8
CI administered assets	694	696	0.3
Assante/IQON assets under administration (net of Assante funds)	15,571	15,571	0.0
TOTAL FEE-EARNING ASSETS	$66,373	$67,753	2.1

AVERAGE RETAIL MANAGED ASSETS	Nov. 30/04 (millions)	Dec. 31/04 (millions)	% Change
Monthly	$44,962	$46,368	3.1
Quarter-to-date	$44,431	$46,368	4.4
Fiscal year-to-date	$44,213	$44,525	0.7

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	295,210,047	Bank debt	$242
In-the-money options	7,401,995	In-the-money option liability (net of tax)	28
Percentage of all options	100%	Cash & marketable securities	(98)
All options % of shares	2.5%	Net Debt Outstanding	$172
Dividend yield at $18.01	3.3%	Terminal redemption value of funds (est)	$813



News Release

CI FUND MANAGEMENT INC. DECEMBER 31, 2004 YEAR-END STATISTICS			
YEAR-TO-DATE SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
TOTAL CI Funds	$5,890	$5,400	$490
TOTAL Assante Funds	$1,412	$874	$538
TOTAL Skylon Advisors	$388	0	$388
TOTAL CI	$7,690	$6,274	$1,416

FEE-EARNING ASSETS	Dec. 31/03 (millions)	Dec. 31/04 (millions)	% Change
CI funds	$33,644	$37,276	10.8
Assante funds	7,547	8,336	10.5
	$41,191	$45,612	10.7
Managed labour-sponsored funds	166	174	4.8
Structured products/closed-end funds	909	1,239	36.3
TOTAL Retail Managed Assets	$42,266	$47,025	11.3
Managed institutional	4,659	4,461	-4.3
TOTAL Managed Assets	$46,925	$51,486	9.7
CI administered assets	747	696	-6.8
Net dealer assets	11,439	15,571	36.1
TOTAL FEE-EARNING ASSETS	$59,111	$67,753	14.6

COMMON SHARES	Dec. 31/03	Dec. 31/04	% Change
Outstanding shares	295,774,664	295,210,047	-0.2
In-the-money options	8,699,237	7,401,995	-14.9
Percentage of shares	2.9%	2.5%	-13.8
Dividend yield	2.8%	3.3%	17.9
Net debt (millions)	$292	$172	-41.1
CIX share price	$14.04	$18.01	28.3
Dividends paid	$0.36	$0.55	52.8
CIX total return	44.5%	33.1%	n/a

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
Executive Vice-President, Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
(416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH. D.C. 202 SECTION

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI C.A.P.I.T.A.L. Deposit Notes™ provide principal protection and exposure to two award-winning funds

TORONTO (January 5, 2005) – CI Mutual Funds Inc. and Skylon Advisors Inc. today announced the launch of Bank of Montreal CI C.A.P.I.T.A.L. Deposit Notes™, Callable Class, Series 1, which offer investors the growth potential of two award-winning CI mutual funds combined with 100% principal protection.

CI C.A.P.I.T.A.L. Deposit Notes are issued by Bank of Montreal and provide a return over a five-year period linked to the performance of a portfolio equally divided between CI Canadian Investment Fund and Signature High Income Fund.

"This RRSP season, CI C.A.P.I.T.A.L. Deposit Notes give investors the best of two worlds," said David R. McBain, President and Chief Executive Officer of Skylon Advisors, which developed and is marketing the notes in co-operation with CI. "The notes offer a guarantee of principal and the performance potential of two leading funds – both of which were recognized for their excellence and outstanding portfolio management at the 2004 Canadian Investment Awards."

Under the guidance of Lead Portfolio Manager Kim Shannon, CI Canadian Investment Fund has achieved first-quartile results over the one, three, five and 10-year time periods ending November 30, 2004 (Source: PALTrak) and has the top five-star rating from Morningstar Canada. The fund was recently named Canadian Equity Fund of the Year for 2004. Signature High Income Fund, managed by Ben Cheng and Matt Shandro, was named the 2004 Canadian Income Trust Fund of the Year. The fund invests in a diverse portfolio of high-yielding securities ranging from income trusts to corporate bonds.

When the notes mature on or about March 15, 2010, investors will be repaid their principal and interest, if any, based on the performance of the portfolio of the two funds. There are no restrictions over the full life of the notes on their growth potential, such as averaging features or caps on returns. Bank of Montreal can redeem the notes after two-and-a-half years at a price that will give investors the equivalent of an attractive annual compounded rate of return of 8%.

"The strength of the underlying funds and the appealing features of these notes make them a great way for investors to participate in the markets with the added benefit of principal protection," said Mr. McBain.

CI C.A.P.I.T.A.L. Deposit Notes, Callable Class, are fully eligible for registered plans. Series 1 is available through most financial advisors until March 4, 2005. The issue price is $100 per note, with the minimum investment being $2,000. The complete terms of the offering are set out



News Release

in an Information Statement, which can be obtained by investors from their advisors. Information about the notes is also available at www.cifunds.com.

CI and Skylon are wholly owned subsidiaries of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $67.8 billion in fee-earning assets as of December 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds, Skylon Advisors and Assante Wealth Management, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com; Skylon is at www.skylonadvisors.com.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.fondsci.com

SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH, D.C. 202 SECTION

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Les Billets de dépôt C.A.P.I.T.A.L.MC CI procurent une protection du capital, et une exposition à deux fonds lauréats

TORONTO (le 5 janvier 2005) –CI Mutual Funds Inc. et Skylon Advisors Inc. ont annoncé aujourd'hui le lancement des Billets de dépôt C.A.P.I.T.A.L.MC, catégorie rachetable - Banque de Montréal CI, Série 1. Ces Billets offrent aux investisseurs le potentiel de croissance de deux fonds communs de placement lauréats de CI, ainsi qu'une protection du capital à 100 %.

Les Billets de dépôt C.A.P.I.T.A.L. CI, émis par la Banque de Montréal, sont liés au rendement d'un portefeuille sur cinq ans. Le portefeuille est composé à parts égales entre le Fonds de placements canadiens CI et le Fonds de revenu élevé Signature.

« Cette saison REER, les Billets de dépôt C.A.P.I.T.A.L. CI offrent aux investisseurs le meilleur de deux mondes », a déclaré David R. McBain, président et chef de la direction de Skylon Advisors, la firme qui a développé et qui vend les Billets en collaboration avec CI. « Les Billets offrent une garantie du capital et le potentiel de tirer profit du rendement de deux fonds de premier ordre — les deux fonds ayant été reconnus pour leur excellence et leur gestion de portefeuille exceptionnelle lors de la cérémonie des Canadian Investment Awards en 2004 ».

Sous la surveillance de la gestionnaire de portefeuille principale, Kim Shannon, le Fonds de placements canadiens CI s'est classé au premier quartile sur des périodes de « un, trois, cinq et dix ans » terminés le 30 novembre 2004 (Source : PALTrak). Le Fonds est aussi coté cinq étoiles par Morningstar Canada. Le Fonds a récemment été nommé le Fonds d'actions canadiennes de l'année 2004. Le Fonds de revenu élevé Signature, géré par Ben Cheng et Matt Shandro, a été nommé « Fonds canadien de fiducie de revenu de l'année 2004 ». Le Fonds investit dans un portefeuille diversifié de titres à revenu élevé composé entre autres de fiducies de revenu et d'obligations de sociétés.

Lors de l'échéance des Billets, vers le 15 mars 2010, les investisseurs recevront leur capital avec intérêts, le cas échéant, basé sur le rendement du portefeuille composé des deux fonds. Pendant la durée entière de placement des Billets, il n'existera aucune restriction par rapport à leur potentiel de croissance. C'est notamment le cas lorsqu'il s'agit, par exemple, d'égaliser les rendements des fonds vers une moyenne ou de les plafonner. La Banque de Montréal peut racheter les Billets après deux ans et demi à un prix qui permettra aux investisseurs de recevoir l'équivalent d'un taux annuel composé attrayant de 8 %.

« La solidité des fonds sous-jacents et les caractéristiques attrayantes de ces Billets révèlent un véhicule de placement idéal qui permet aux investisseurs de participer aux marchés tout en profitant de l'avantage d'une protection du capital », a déclaré M. McBain.



Communiqué

Les Billets de dépôt C.A.P.I.T.A.L., catégorie rachetable - CI sont 100 % admissibles aux régimes enregistrés. La Série 1 est disponible par l'entremise de la plupart des conseillers financiers jusqu'au 4 mars 2005. Le prix d'émission est de 100 $ par billet et le placement minimum s'élève à 2 000 $. Les investisseurs peuvent se procurer le bulletin d'information auprès de leur conseiller financier afin de connaître l'intégralité des modalités de l'offre. Des renseignements au sujet des Billets se trouvent aussi sur le site www.fondsci.com.

CI et Skylon sont des filiales en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 67,8 milliards de dollars au 31 décembre 2004. À travers ses principales filiales d'opération, CI Mutual Funds, Skylon Advisors et Gestion de patrimoine Assante, CI offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. Le site Web de CI se trouve à l'adresse www.fondsci.com et celui de Skylon au www.skylonadvisors.com.

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Pour de plus amples renseignements, veuillez communiquer avec :
David R. McBain
Président et chef de la direction
Skylon Advisors Inc.
(416) 681-8894

SKYLON ADVISORS INC.
CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

RECEIVED
FEB 16 2005
SEC PROCESSING SECTION WASH, D.C. 202

News Release

FOR IMMEDIATE RELEASE

Yield Advantage Income Trust offers attractive yields, reduced costs for investors

TORONTO (January 6, 2005) – Skylon Advisors Inc. today announced that it has received receipt for the final prospectus in connection with Yield Advantage Income Trust, a new closed-end investment fund designed to distribute 7% annually through exposure to an actively managed portfolio of income trusts, high-yield debt and other securities. The Signature Funds Group of CI Mutual Funds Inc. will manage the portfolio.

The investment objectives of the Trust are to provide unitholders with tax-efficient monthly distributions, and to preserve and enhance the Trust's net asset value.

The portfolio will be managed by Ben Cheng and Matt Shandro, who have extensive experience in managing funds with similar investment objectives. Mr. Cheng and Mr. Shandro are the portfolio managers of the $2.4-billion Signature High Income Fund, which was named the Canadian Income Trust Fund of the Year at the 2004 Canadian Investment Awards.

Under normal market conditions, the portfolio will consist primarily of securities of income trusts and high-yield debt. Up to 20% of the net asset value may be invested in other securities, including common shares, preferred shares, convertible debentures and bonds to provide a desired level of diversification, stability and growth potential.

Yield Advantage Income Trust units are now being offered to the public at a price per unit of $10.00, with a minimum investment of 100 units, until February 25, 2005. Units, which are fully eligible for registered plans, can be purchased through any IDA member dealer in Canada by submitting a purchase order through FundSERV using code CIG6974.

This offering, with its distribution through FundSERV, has enabled Skylon Advisors to realize significant cost savings for investors when compared with similar investment funds which distribute their units through a formal syndicate of selling agents.

A copy of the Trust's prospectus can be obtained from IDA member dealers and can be viewed at www.sedar.com. Purchase orders cannot be submitted by investors directly to Skylon Advisors.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $67.8 billion in fee-generating assets as of December 31, 2004. Skylon is on the Web at www.skylonadvisors.com.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH. D.C. 202 SECTION

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management to hold webcast on quarterly results

TORONTO (January 10, 2005) – CI Fund Management Inc. ("CI") today announced that it will hold a webcast to discuss its financial results for the quarter ending November 30, 2004. William T. Holland, President and Chief Executive Officer, and Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer, will host the webcast.

The webcast, which will include a slide presentation, is scheduled for Tuesday, January 11, 2005, at 4:00 p.m. (Eastern time) at www.cifunds.com/q2.

Alternatively, investors may listen to the discussion by calling (416) 695-6120 or 1-877-461-2814.

CI expects to release its results for the second quarter of fiscal 2005 after 12:00 p.m. on January 11 on Canada Newswire and www.cifunds.com.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $67.8 billion in fee-earning assets at December 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

-30-

For further information contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

CI Funds®
CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 16 2005
WASH. D.C. 202

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI C.A.P.I.T.A.L.™ Deposit Notes, Enhanced Yield Class provide principal protection and superior income potential

TORONTO (January 17, 2005) – CI Mutual Funds Inc. and Skylon Advisors Inc. today announced the launch of Bank of Montreal CI C.A.P.I.T.A.L. Deposit Notes™, Enhanced Yield Class, Series 1, which offer investors 100% principal protection and a unique dynamic leveraging feature designed to maximize the notes' income potential.

CI C.A.P.I.T.A.L Deposit Notes, Enhanced Yield Class, which are issued by Bank of Montreal, will provide a total return over an eight-year period linked to the performance of the award-winning Signature High Income Fund managed by Ben Cheng and Matt Shandro. Recently named the 2004 Canadian Income Trust Fund of the Year, the fund invests in a diverse portfolio of high-yielding securities ranging from income trusts to corporate bonds.

The notes will employ leverage to provide up to 200% exposure to Signature High Income Fund. The degree of leverage will be determined by a dynamic leveraging strategy designed to enhance the participation in the fund's returns during positive periods and to reduce volatility during lower performance periods.

On a monthly basis, investors in the notes will receive the equivalent of 75% of the underlying fund's distributions, including distributions paid on leveraged exposure to the fund. Investors also will benefit from reinvestment of the remaining 25% of the underlying fund's distributions. This includes the amounts paid from the leveraged exposure to the fund. Distributions do not diminish the guarantee on the principal invested.

"With many investors looking for income, CI C.A.P.I.T.A.L. Deposit Notes, Enhanced Yield Class meet that need – plus they provide significant upside potential with downside protection," said David R. McBain, President and Chief Executive Officer of Skylon Advisors, which developed and is marketing the notes in co-operation with CI.

At the end of the term of the notes, Bank of Montreal will pay investors their principal and interest, if any, linked to the performance of the underlying investment.

CI C.A.P.I.T.A.L. Deposit Notes, Enhanced Yield Class are fully eligible for registered plans. Series 1 is available through most financial advisors until March 18, 2005. The issue price is $100 per note, with the minimum investment being $2,000. The complete terms of the offering are set out in an Information Statement, which can be obtained by investors from their advisors. Information about the notes also will be posted at www.cifunds.com/capitalnotes.



News Release

With these notes, CI and Bank of Montreal are offering investors their choice of two leading fund-linked notes this RSP season. Also available is the Bank of Montreal CI C.A.P.I.T.A.L. Deposit Notes, Callable Class, Series 1, which offer investors a return over a five-year period linked to the performance of a portfolio equally divided between CI Canadian Investment Fund and Signature High Income Fund. Information about the Callable Class notes, which are on sale until March 4, 2005, can be found at www.cifunds.com/capitalnotes.

CI and Skylon are wholly owned subsidiaries of CI Fund Management Inc., (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $67.8 billion in fee-earning assets as of December 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds, Skylon Advisors and Assante Wealth Management, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com; Skylon at www.skylonadvisors.com.

-30-

For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.fondsci.com

SEC MAIL PROCESSING RECEIVED FEB 16 2005 WASH. D.C. 202 SECTION

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Les Billets de dépôt C.A.P.I.T.A.L CIMC, catégorie rendement amélioré, fournissent une protection du capital et un potentiel de revenu supérieur

TORONTO (le 17 janvier 2005) –CI Mutual Funds Inc. et Skylon Advisors Inc. ont annoncé aujourd'hui le lancement des Billets de dépôt C.A.P.I.T.A.L.MC, catégorie rendement amélioré, Banque de Montréal CI – série 1, qui offrent aux investisseurs une protection du capital à 100 % et une stratégie de levier dynamique conçue pour augmenter le potentiel de revenu des Billets.

Les Billets de dépôt C.A.P.I.T.A.L CI, catégorie rendement amélioré, qui sont émis par la Banque de Montréal, procureront un rendement global sur une période de huit ans lié au rendement du Fonds lauréat revenu élevé Signature, qui est géré par Ben Cheng et Matt Shandro. Le Fonds, qui a récemment été nommé Fonds canadien de fiducie de revenu de l'année 2004, investit dans un portefeuille diversifié de titres à rendement élevé qui se classent des fiducies de revenu aux obligations de sociétés.

Les Billets utiliseront l'effet de levier pour fournir jusqu'à 200 % d'exposition au Fonds de revenu élevé Signature. Le degré d'effet de levier sera déterminé par une stratégie de levier dynamique conçue pour augmenter la participation aux rendements du Fonds lorsque les cours sont à la hausse, et réduire la volatilité lorsque les cours sont à la baisse.

Sur une base mensuelle, les investisseurs des Billets recevront l'équivalent de 75 % des distributions du fonds sous-jacent, y compris les distributions versées sur l'exposition à l'effet de levier du Fonds. Les investisseurs profiteront également d'un réinvestissement constant du 25 % des distributions restant du fonds sous-jacent. Ceci comprend les sommes versées sur l'exposition à l'effet de levier du Fonds. Les distributions ne diminuent pas la garantie sur le capital investi.

« Avec un grand nombre d'investisseurs qui recherchent un revenu, les Billets de dépôt C.A.P.I.T.A.L. CI, catégorie rendement amélioré, répondent à ce besoin – en plus de fournir un important potentiel à la hausse et une protection à la baisse » a déclaré David R. McBain, président et chef de la direction de Skylon Advisors, qui a développé et fait la mise en marché des Billets en collaboration avec CI.

À l'échéance des Billets, la Banque de Montréal versera aux investisseurs leur capital avec intérêts, le cas échéant, lié au rendement du placement sous-jacent.

Les Billets de dépôt C.A.P.I.T.A.L. CI, catégorie rendement amélioré, sont pleinement admissibles aux régimes enregistrés. La Série 1 est disponible par l'entremise de la plupart des conseillers financiers jusqu'au 18 mars 2005. Le prix d'émission est de 100 $ par billet et le placement minimum s'élève à 2 000 $. Les investisseurs peuvent se procurer le document d'information auprès de leur conseiller financier afin de connaître l'intégralité des modalités de



Communiqué

l'offre. Des renseignements sur les Billets seront également affichés sur le site www.cifunds.com/capitalnotes.

Cette saison RER, grâce à ces Billets, CI et la Banque de Montréal offrent aux investisseurs leurs choix de Billets liés à deux fonds de premier ordre. Les Billets de dépôt C.A.P.I.T.A.L., catégorie rachetable - Banque de Montréal CI, série 1, sont également disponibles. Ils sont liés au rendement d'un portefeuille sur cinq ans. Le portefeuille est composé à parts égales entre le Fonds de placements canadiens CI et le Fonds de revenu élevé Signature. Les Billets de dépôt, catégorie rachetable, sont en vente jusqu'au 4 mars 2005. Vous pouvez obtenir des renseignements à leur sujet au www.cifunds.com/capitalnotes.

CI et Skylon sont des filiales en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 67,8 milliards de dollars au 31 décembre 2004. À travers ses principales filiales d'opération, CI Mutual Funds, Skylon Advisors et Gestion de patrimoine Assante, CI offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. CI est sur le Web à l'adresse www.fondsci.com; Skylon est sur le Web à l'adresse www.skylonadvisors.com.

-30-

Pour de plus amples renseignements, veuillez communiquer avec :
David R. McBain
Président et chef de la direction
Skylon Advisors Inc.
(416) 364-1145

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

RECEIVED
FEB 16 2005
SEC MAIL PROCESSING SECTION
WASH D.C. 202

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, January 19, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending January 31, 2005 of $0.0625 per unit payable on February 14, 2005 to unitholders of record as at January 31, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2005\jan-05\jan05.dot


SKYLON
ADVISORS INC.
RECEIVED
FEB 16 2005
202
SEC MAIL PROCESSING SECTION WASH. D.C.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending January 31, 2005

Toronto, January 19, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending January 31, 2005 of $0.0666 per unit payable on February 14, 2005 to unitholders of record as at January 31, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\jan05\rel-saxon.dot

82-4994


SKYLON
ADVISORS INC.
SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH. D.C. 202 SECTION

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending January 31, 2005

Toronto, January 19, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending January 31, 2005 of $0.1875 per unit payable on February 14, 2005 to unitholders of record as at January 31, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\jan05\rel-skylon-capital.dot

82-4994


SKYLON
ADVISORS INC.
SEC MAIL PROCESSING
RECEIVED
FEB 1 6 2005
WASH. D.C. 202 SECTION

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending January 31, 2005

Toronto, January 19, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending January 31, 2005 of $0.1458 per unit payable on February 14, 2005 to unitholders of record as at January 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\jan05\rel-skylon-convert.doc

82-4994


SKYLON
ADVISORS INC.
SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH, D.C. SECTION
202

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending January 31, 2005

Toronto, January 19, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending January 31, 2005 of $0.1510 per unit payable on February 14, 2005 to unitholders of record as at January 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\jan05\rel-skylon-global.dot


SKYLON
ADVISORS INC.
SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH, D.C. 202 SECTION

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending January 31, 2005

Toronto, January 19, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending January 31, 2005 of $0.1510 per unit payable on February 14, 2005 to unitholders of record as at January 31, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\jan05\rel-skylon-globalii.dot

82-4994



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com


SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH. D.C. 202 SECTION

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending January 31, 2005

Toronto, January 19, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending January 31, 2005 of $0.05833 per unit payable on February 14, 2005 to unitholders of record as at January 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\jan05\rel-skylon-growth.doc

82-4994


SKYLON
ADVISORS INC.
SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH, D.C.
202
SECTION

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending January 31, 2005

Toronto, January 19, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending January 31, 2005 of $0.15625 per unit payable on February 14, 2005 to unitholders of record as at January 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\jan05\rel-skylon-highyield.doc

82-4994



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH, D.C. 202 SECTION



News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending January 31, 2005

Toronto, January 19, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending January 31, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	January 31, 2005	February 14, 2005
Series B units	US$0.0417 per unit	January 31, 2005	February 14, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\jan05\rel-skylon-intl.dot

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 16 2005
WASH. D.C. 202

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces changes to its portfolio management lineup

TORONTO (January 21, 2005) – CI Fund Management Inc. and its wholly owned subsidiary CI Mutual Funds Inc. ("CI") today announced several changes designed to enhance the portfolio management of the CI lineup of funds.

First is the signing of agreements under which BPI Global Asset Management LLP ("BPI"), which is 66% owned by CI Fund Management, will be combined with Trilogy Advisors, LLC of New York, an employee-owned firm and a sub-advisor to a number of CI mutual funds with a total of $4.8 billion Cdn in assets. Orlando, Florida-based BPI manages $1.5 billion Cdn in assets in a number of CI mutual and hedge funds, as well as $4.5 billion Cdn in assets on behalf of mainly institutional clients such as U.S. pension funds. BPI and Trilogy Advisors will continue to operate as separate entities under their respective names until these transactions are completed, which is expected to occur by May 2005.

"This will bring together two money management teams of considerable experience and depth," said Peter W. Anderson, President and Chief Executive Officer of CI. "These firms have similar investment styles and will capitalize on their strengths by combining their extensive resources and expertise in the analysis and selection of securities globally."

In anticipation of the combination, Trilogy Advisors has been appointed portfolio advisor to the following mutual funds previously advised by BPI: BPI American Equity Fund, BPI American Equity Sector Fund, BPI Global Equity Fund, BPI Global Equity Sector Fund, BPI International Equity Fund, and BPI International Equity Sector Fund. In addition, Trilogy has become portfolio advisor to those portions of the portfolios of CI Global Managers Sector Fund and CI American Managers Sector Fund that were previously advised by BPI.

The change indirectly affects BPI American Equity RSP Fund, BPI Global Equity RSP Fund, BPI International Equity RSP Fund, CI Global Managers RSP Fund and CI American Managers RSP Fund.

William Sterling, Chief Investment Officer of Trilogy, and Senior Portfolio Managers Robert Beckwitt and Greg Gigliotti have become lead portfolio managers of BPI Global Equity Fund, BPI International Equity Fund and their Sector Fund equivalents. They are currently lead portfolio managers of CI Global Fund, CI International Fund, CI International Balanced Fund and CI Global Boomernomics Sector Fund. The three are also managing that portion of the portfolio of CI Global Managers Sector Fund previously managed by Daniel Jaworski, Chief Investment Officer of BPI.

John Bichelmeyer of BPI will continue as lead portfolio manager of BPI American Equity Fund and BPI American Equity Sector Fund and as co-manager of CI American Managers Sector Fund.

"The addition of the experienced BPI managers brings further strength to the exceptional team of senior portfolio managers that Bill Sterling has assembled at Trilogy," Mr. Anderson said.

The current BPI portfolio management team, including Mr. Jaworski, Mr. Bichelmeyer and Pablo Salas, will continue to manage the BPI institutional investment accounts under the BPI Global Asset



News Release

Management name. These accounts include the portfolio of the Assante US Equity Diversified Pool offered by Assante Wealth Management.

In related matters, CI is changing the portfolio management of a number of other mutual and hedge funds. These changes reflect a decision by Nandu Narayanan, Chief Investment Officer of Trident Investment Management, LLC of New York, a sub-advisor to several CI mutual and hedge funds, to focus his company on hedge funds.

First, Epoch Investment Partners, Inc. of New York has become portfolio advisor to CI Pacific Fund, CI Pacific Sector Fund, CI Japanese Sector Fund and CI Asian Dynasty Fund. William Priest, Chief Investment Officer of Epoch, and Daniel Geber have become lead portfolio managers, replacing Mr. Narayanan of Trident. This change will indirectly affect CI Pacific RSP Fund and CI Japanese RSP Fund. Mr. Priest, a 30-year veteran of Wall Street, is also lead portfolio manager of CI American Value Sector Fund, CI American Small Companies Fund and CI Global Small Companies Fund.

Second, Trilogy Advisors has become portfolio advisor to CI Emerging Markets Fund and CI Emerging Markets Sector Fund, replacing Trident. Mr. Salas of BPI, who has focused on international and emerging markets securities throughout his 18-year investment management career, will serve as lead portfolio manager.

Third, Trident has become portfolio advisor and Mr. Narayanan will be lead portfolio manager of those CI hedge funds previously advised by BPI, and those funds have been renamed They are: BPI Global Opportunities Fund (renamed CI Global Opportunities Fund), BPI Global Opportunities III Fund (renamed CI Global Opportunities III Fund), BPI American Opportunities Fund (renamed CI American Opportunities Fund) and BPI Global Opportunities II Fund, a closed-end fund that trades on the Toronto Stock Exchange under the symbol BOI.UN that has been renamed CI Global Opportunities II Fund.

The portfolio management change will indirectly affect BPI Global Opportunities III RSP Fund and BPI American Opportunities RSP Fund, which have been renamed CI Global Opportunities III RSP Fund and CI American Opportunities RSP Fund, respectively. Mr. Narayanan is currently lead manager of Trident Global Opportunities Fund, a hedge fund offered by CI. Mr. Narayanan will continue to manage a portion of the portfolio of CI Global Managers Sector Fund.

"Nandu's experience as a hedge fund manager is extensive, given his tenure as an analyst at hedge fund firm Tiger Management and experience in managing his own U.S.-based hedge fund since 1998," said Mr. Anderson. "We have every confidence in his ability to manage these portfolios, and are pleased to provide the opportunity for him to focus his business in this direction."

As a result of this consolidation, CI will be closing the CI Multi-Manager Opportunities Fund, which invests in units of other CI hedge funds.

Mr. Anderson said today's announcement is part of CI's ongoing plans to streamline its lineup by reducing the number of investment management relationships and merging funds to create larger, more efficient funds. "With these moves, we have simplified our lineup while strengthening our funds and portfolio management teams," he said.



News Release

A summary of the portfolio management changes is as follows:

Fund	Previous Portfolio Advisor	New Portfolio Advisor	New Lead Portfolio Managers
BPI American Equity Fund*†	BPI Global Asset Management LLP	Trilogy Advisors, LLC	John Bichelmeyer continues as manager
BPI Global Equity Fund*†	BPI Global Asset Management LLP	Trilogy Advisors, LLC	W. Sterling, R. Beckwitt, G. Gigliotti
BPI International Equity Fund*†	BPI Global Asset Management LLP	Trilogy Advisors, LLC	W. Sterling, R. Beckwitt, G. Gigliotti
Portion of CI Global Managers Sector Fund*	BPI Global Asset Management LLP	Trilogy Advisors, LLC	W. Sterling, R. Beckwitt, G. Gigliotti
Portion of CI American Managers Sector Fund*	BPI Global Asset Management LLP	Trilogy Advisors, LLC	John Bichelmeyer continues as manager
CI Global Opportunities Fund (formerly BPI Global Opportunities Fund)	BPI Global Asset Management LLP	Trident Investment Management, LLC	Nandu Narayanan
CI Global Opportunities II Fund (formerly BPI Global Opportunities II Fund)	BPI Global Asset Management LLP	Trident Investment Management, LLC	Nandu Narayanan
CI Global Opportunities III Fund* (formerly BPI Global Opportunities III Fund)	BPI Global Asset Management LLP	Trident Investment Management, LLC	Nandu Narayanan
CI American Opportunities Fund* (formerly BPI American Opportunities Fund)	BPI Global Asset Management LLP	Trident Investment Management, LLC	Nandu Narayanan
CI Emerging Markets Fund*†	Trident Investment Management, LLC	Trilogy Advisors, LLC	Pablo Salas
CI Pacific Fund*†	Trident Investment Management, LLC	Epoch Investment Partners, Inc.	William Priest, Daniel Geber
CI Asian Dynasty Fund	Trident Investment Management, LLC	Epoch Investment Partners, Inc.	William Priest, Daniel Geber
CI Japanese Sector Fund*	Trident Investment Management, LLC	Epoch Investment Partners, Inc.	William Priest, Daniel Geber

** Changes indirectly affect the fund's RSP version.*
† Changes also apply to the CI Sector Fund version.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management firm with approximately $67.8 billion in fee-earning assets as of December 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment management products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.



News Release

For further information, please contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
(416) 364-1145


Fonds CI

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.fondsci.com

SEC MAIL PROCESSING
RECEIVED
FEB 1 6 2005
WASH. D.C. 202 SECTION

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Fonds CI annonce des changements au sein de son équipe de gestion de portefeuille

TORONTO (le 21 janvier 2005) – CI Fund Management Inc. et sa filiale en propriété exclusive, CI Mutual Funds Inc. (« CI »), ont annoncé aujourd'hui plusieurs changements conçus dans le but d'améliorer la gestion de portefeuille des fonds faisant partie de la gamme de produits CI.

La signature d'ententes sera abordée en premier lieu. BPI Global Asset Management LLP (« BPI »), dont 66 % de l'entreprise appartient à CI Fund Management, sera combinée, en vertu de ces ententes, avec Trilogy Advisors, LLC de New York, une entreprise qui appartient à ses employés et qui agit à titre de sous-conseiller pour plusieurs fonds communs de placement CI. Cette dernière société détient un actif total de 4,8 milliards de dollars canadiens. BPI, dont le siège social est établi à Orlando en Floride, gère un actif de 1,5 milliard de dollars canadiens pour plusieurs fonds communs de placement et fonds de couverture offerts par CI. BPI gère également un actif de 4,5 milliards de dollars canadiens au nom de ses clients, principalement institutionnels, tels que les caisses de retraite américaines. BPI et Trilogy Advisors continueront à poursuivre leurs opérations en tant qu'entités distinctes, utilisant leurs noms respectifs jusqu'au règlement de ces transactions, qui devrait se produire d'ici mai 2005.

« Ceci réunira deux équipes de gestion d'actif, chacune possédant une expertise et une expérience considérables », a déclaré Peter W. Anderson, président et chef de la direction de CI. « Ces entreprises suivent des styles de placement similaires et elles pourront exploiter leurs compétences en combinant leurs vastes ressources et leur expertise en ce qui à trait aux analyses et sélections de titres effectuées à l'échelle mondiale ».

En attente de la fusion, Trilogy Advisors a été nommée conseiller de portefeuille pour les fonds communs de placement suivants, don't le conseiller était préalablement BPI : le Fonds d'actions américaines BPI, le Fonds secteur d'actions américaines BPI, le Fonds d'actions mondiales BPI, le Fonds secteur d'actions mondiales BPI, le Fonds d'actions internationales BPI et le Fonds secteur d'actions internationales BPI. En outre, Trilogy est devenue conseiller de portefeuille pour les portions des portefeuilles du Fonds secteur gestionnaires mondiaux CI et du Fonds secteur gestionnaires américains CI, qui employaient préalablement la société consultative BPI.

Le changement affecte indirectement le Fonds RER d'actions américaines BPI, le Fonds RER d'actions mondiales BPI, le Fonds RER d'actions internationales BPI, le Fonds RER gestionnaires mondiaux CI et le Fonds RER gestionnaires américains CI.

Le directeur des placements de Trilogy, William Sterling, ainsi que les principaux gestionnaires de portefeuille Robert Beckwitt et Greg Gigliotti, ont été nommés principaux gestionnaires de portefeuille du Fonds d'actions mondiales BPI et du Fonds d'actions internationales BPI, ainsi que leurs équivalents en Fonds secteur. Ils sont actuellement les principaux gestionnaires de portefeuille du Fonds mondial CI, du Fonds international CI, du Fonds équilibré international CI et du Fonds secteur économie démographique mondiale CI. Ces trois responsables financiers assument aussi la gestion de la portion du portefeuille liée au Fonds secteur gestionnaires mondiaux CI, préalablement gérée par Daniel Jaworski, directeur des placements auprès de BPI.



Communiqué

John Bichelmeyer de BPI conservera le rôle de gestionnaire principal de portefeuille du Fonds d'actions américaines BPI et du Fonds secteur d'actions américaines BPI. Il sera aussi co-gestionnaire du Fonds secteur gestionnaires américains CI.

« L'ajout de gestionnaires chevronnés de BPI permettra à l'équipe exceptionnelle de gestionnaires de portefeuille réunie par Bill Sterling au sein de Trilogy d'acquérir des compétences approfondies », a déclaré M. Anderson.

L'équipe actuelle de gestionnaires de portefeuille de BPI, qui comprend M. Jaworski, M. Bichelmeyer et Pablo Salas, continuera à gérer les comptes de placement institutionnels BPI sous le nom de BPI Global Asset Management. Ces comptes comprennent le portefeuille lié au Fonds diversifié d'actions américaines Assante offert par l'entremise de Gestion de patrimoine Assante.

Au sujet d'activités connexes, CI effectue des changements au niveau de la gestion de portefeuille pour plusieurs autres fonds communs de placement et fonds de couverture. Ces changements reflètent une décision prise par Nandu Narayanan, directeur des placements de Trident Investment Management, LLC de New York, le sous-conseiller de plusieurs fonds communs de placement et fonds de couverture offerts par CI. Son objectif est de concentrer les activités de sa société sur les fonds de couverture.

Tout d'abord, Epoch Investment Partners, Inc. de New York a été nommé conseiller de portefeuille pour le Fonds Pacifique CI, le Fonds secteur Pacifique CI, le Fonds secteur japonais CI et le Fonds dynastie asiatique CI. William Priest, directeur des placements à Epoch, et Daniel Geber ont été nommés gestionnaires principaux de portefeuille, remplaçant M. Narayanan de Trident. Ce changement affectera indirectement le Fonds RER Pacifique CI et le Fonds RER japonais CI. M. Priest, un vétéran de Wall Street ayant 30 années d'expérience, est aussi l'un des principaux gestionnaires de portefeuille du Fonds secteur valeur américaine CI, du Fonds américain de petites sociétés CI et du Fonds mondial de petites sociétés CI.

Deuxièmement, Trilogy Advisors a été nommé conseiller de portefeuille du Fonds marchés nouveaux CI et du Fonds secteur marchés nouveaux CI, en remplacement de Trident. M. Salas, de BPI, agit actuellement à titre de gestionnaire principal de portefeuille. Dans l'ensemble de sa carrière en gestion de placement, qui a débutée il y a 18 ans, il a concentré ses activités sur les titres liés aux marchés internationaux et émergents.

Troisièmement, Trident a été nommé conseiller de portefeuille et M. Narayanan agira à titre de gestionnaire principal de portefeuille des fonds de couverture de CI pour lesquels BPI fournissait préalablement des services consultatifs. Ces fonds sont maintenant désignés par leurs nouveaux noms. Parmi ces fonds, citons : le Fonds mondial d'occasions d'investissement BPI (renommé le Fonds mondial d'occasions d'investissement CI), le Fonds mondial d'occasions d'investissement BPI III (renommé le Fonds mondial d'occasions d'investissement CI III), le Fonds américain d'occasions d'investissement BPI (renommé le Fonds américain d'occasions d'investissement CI) et le Fonds mondial d'occasions d'investissement BPI II (renommé le Fonds mondial d'occasions d'investissement CI II). Ce dernier est un placement à capital fixe qui se négocie à la Bourse de Toronto sous le symbole BOI.UN.

Le changement au niveau de la gestion de portefeuille affectera indirectement le Fonds RER mondial d'occasions d'investissement BPI III et le Fonds RER américain d'occasions d'investissement BPI, qui ont été renommés Fonds RER mondial d'occasions d'investissement CI III et Fonds RER américain d'occasions d'investissement CI, respectivement. M. Narayanan est aussi le gestionnaire principal du



Communiqué

Fonds mondial d'occasions d'investissement de Trident, un fonds de couverture offert par CI. M. Narayanan continuera à gérer une portion du portefeuille du Fonds secteur gestionnaires mondiaux CI.

« Nandu détient une vaste expérience en tant que gestionnaire de fonds de couverture. Il a occupé le poste d'analyste de fonds de couverture au sein de Tiger Management et il gère son propre fonds de couverture aux États-Unis depuis 1998 », a déclaré M. Anderson. « Nous avons entièrement confiance en ses capacités à gérer ces portefeuilles, et c'est avec plaisir que nous lui présentons l'occasion d'orienter ses activités dans cette direction ».

En raison de cette fusion, CI clôturera le Fonds multi-gestionnaires d'occasions d'investissement CI, qui investit dans des parts de divers autres fonds de couverture de CI.

M. Anderson a déclaré que l'annonce faite aujourd'hui appuie les projets déjà entrepris par CI dans le cadre de la rationalisation de sa gamme. Cet objectif se concrétise par la réduction du nombre d'alliances avec certains gestionnaires de placement et par les fusions de placements qui créent des fonds plus vastes et plus efficaces. « Ces démarches nous ont permis de simplifier notre gamme et de renforcer nos fonds et nos équipes de gestion de portefeuille », a-t-il déclaré.

Voici un résumé des changements apportés au niveau de la gestion de portefeuille :

Fonds	Ancien conseiller du portefeuille	Nouveau conseiller du portefeuille	Nouveaux gestionnaires principaux du portefeuille
Fonds d'actions américaines BPI*†	BPI Global Asset Management LLP	Trilogy Advisors, LLC	John Bichelmeyer conserve le rôle de gestionnaire
Fonds d'actions mondiales BPI*†	BPI Global Asset Management LLP	Trilogy Advisors, LLC	W Sterling, R. Beckwitt, G. Gigliotti
Fonds d'actions internationales BPI*†	BPI Global Asset Management LLP	Trilogy Advisors, LLC	W Sterling, R. Beckwitt, G. Gigliotti
Portion du Fonds secteur gestionnaires mondiaux CI*	BPI Global Asset Management LLP	Trilogy Advisors, LLC	W Sterling, R. Beckwitt, G. Gigliotti
Portion du Fonds secteur gestionnaires américains CI*	BPI Global Asset Management LLP	Trilogy Advisors, LLC	John Bichelmeyer conserve le rôle de gestionnaire
Fonds mondial d'occasions d'investissement CI * (anciennement le Fonds mondial d'occasions d'investissement BPI)	BPI Global Asset Management LLP	Trident Investment Management, LLC	Nandu Narayanan
Fonds mondial d'occasions d'investissement CI II (anciennement le Fonds mondial d'occasions d'investissement BPI II)	BPI Global Asset Management LLP	Trident Investment Management, LLC	Nandu Narayanan
Fonds mondial d'occasions d'investissement CI III * (anciennement le Fonds mondial d'occasions d'investissement BPI III)	BPI Global Asset Management LLP	Trident Investment Management, LLC	Nandu Narayanan
Fonds américain d'occasions d'investissement CI (anciennement le Fonds américain d'occasions d'investissement BPI)	BPI Global Asset Management LLP	Trident Investment Management, LLC	Nandu Narayanan



Fonds marchés nouveaux CI*†	Trident Investment Management, LLC	Trilogy Advisors, LLC	Pablo Salas
Fonds Pacifique CI*†	Trident Investment Management, LLC	Epoch Investment Partners, Inc.	William Priest, Daniel Geber
Fonds dynastie asiatique CI	Trident Investment Management, LLC	Epoch Investment Partners, Inc.	William Priest, Daniel Geber
Fonds secteur japonais CI*	Trident Investment Management, LLC	Epoch Investment Partners, Inc.	William Priest, Daniel Geber

** Ces changements affectent indirectement la version RER du Fonds.*
†Ces changements s'appliquent à la version « Fonds secteur CI ».

CI Fund Management Inc. (TSX : CIX), est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 67,8 milliards de dollars au 31 décembre 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI Fund Management offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. CI est sur le Web à l'adresse : www.fondsci.com.

Ce communiqué de presse contient des énoncés prévisionnels pour la société, y compris ses transactions professionnelles et sa stratégie ainsi que son rendement financier et sa situation. Bien que la direction croie que les prévisions reflétées dans ces communiqués d'énoncés provisionnels sont raisonnables, elles impliquent des risques et des incertitudes. Les résultats actuels peuvent différer concrètement de ceux exprimés ou suggérés par les communiqués d'énoncés prévisionnels. Les facteurs qui pourraient causer la différence entre les prévisions et les résultats actuels sont, entre autres, les facteurs économiques généraux et commerciaux incluant le taux d'intérêt, la concurrence, les changements dans les réglementations gouvernementales ou dans les lois fiscales et d'autres facteurs mentionnés dans les documents archivés pertinents aux titres de placement des autorités réglementaires de temps à autre.

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Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH. D.C. 202 SECTION

News Release

FOR IMMEDIATE RELEASE

Skylon Advisors announces new closing date for Yield Advantage Income Trust

TORONTO (January 28, 2005) – Skylon Advisors Inc. today announced an amendment to the prospectus of Yield Advantage Income Trust (the "Trust"), a closed-end investment fund that invests in income trusts, high-yield debt and other securities. The timing for the acceptance and settlement of orders to purchase units of the Trust has been changed to a single trade date of February 23, 2005, and a single settlement date of February 28, 2005, rather than the multiple dates that were previously announced. This change has been made to accommodate the different procedures being used by a number of investment dealers.

Units of the Trust are being offered to the public at a price per unit of $10.00, with a minimum investment of 100 units. The Trust, which is fully eligible for registered plans, is available through IDA member dealers in Canada.

The investment objectives of the Trust are to provide unitholders with tax-efficient monthly distributions, currently targeted at 7% annually, and to preserve and enhance the Trust's net asset value. It is designed to achieve its objectives through exposure to an actively managed portfolio of income trusts, high-yield debt and other securities.

The portfolio will be managed by Ben Cheng and Matt Shandro of the Signature Funds Group of CI Mutual Funds Inc. Mr. Cheng and Mr. Shandro have extensive experience in managing funds with similar investment portfolios, including the $2.6-billion Signature High Income Fund, which was named the Canadian Income Trust Fund of the Year at the 2004 Canadian Investment Awards.

Under normal market conditions, the portfolio will consist primarily of securities of income trusts and high-yield debt. Up to 20% of the net asset value may be invested in other securities, including common shares, preferred shares, convertible debentures and bonds to provide a desired level of diversification, stability and growth potential.

A copy of the Trust's prospectus can be obtained from IDA member dealers and can be viewed at www.sedar.com. Purchase orders cannot be submitted by investors directly to Skylon Advisors.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $67.8 billion in fee-generating assets as of December 31, 2004. Skylon is on the Web at www.skylonadvisors.com.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894

CI FUND MANAGEMENT INC.


Q2

NOVEMBER 30, 2004




CI Funds


Assante
WEALTH MANAGEMENT


SKYLON
ADVISORS INC.


IQON
FINANCIAL INC.


Synera
Financial Services Inc.

FINANCIAL HIGHLIGHTS

NOVEMBER 30

	2004
	66,373,994
	45,578,033
	817,000
	295,203
	44,213,060
	3,365,604
	2,962,133
	403,471
	122,730
	0.42
	232,360
	0.79
	0.275
	295,202
	44,430,865
	1,912,059
	1,614,210
	297,849
	41,464
	0.14
	87,047
	0.29
	0.15
	295,203

DEAR SHAREHOLDERS,



■ MARKET REVIEW

In the second quarter of fiscal 2005, global stock markets posted strong gains, especially when compared to the relatively flat performance of the prior quarter. However, the strengthening Canadian dollar, which rose 10.7% to U.S. $0.84 during the quarter after rising 3.8% in the prior quarter, significantly reduced global index returns in Canadian dollar terms. The S&P 500 Index, which rose 6.8% for the quarter in U.S. dollar terms, declined 3.5% in Canadian dollars; the Dow Jones Industrial Average, which rose 3.1% in U.S. dollars, declined 6.9% in Canadian dollars; the Nasdaq Composite Index, which rose 14.2% in U.S. dollars, rose 3.2% in Canadian dollars; and the MSCI World Index, which rose 10.0% in U.S. dollars, declined 0.6% in Canadian dollars. The S&P/TSX Composite Index, however, gained 8.3% for the quarter after being essentially flat over the first quarter of fiscal 2005. These markets have a significant impact on the market value of CI's funds, which increased during the quarter, as discussed below.

WILLIAM T. HOLLAND
President and Chief Executive Officer



Industry net sales, as reported by the Investment Funds Institute of Canada (IFIC), were negative $337 million for the quarter ended November 30, 2004. This was down from industry net sales of $588 million for the quarter ended November 30, 2003. The trend for IFIC sales did improve throughout the quarter, with positive sales in November, though still at levels well below the prior year.

■ OPERATING REVIEW

Operating and financial results for the quarter and six months ended November 30, 2004, include the results of Synergy Asset Management Inc. ("Synergy"), Skylon Advisors Inc. ("Skylon"), IQON Financial Management Inc. ("IQON") and Assante Corporation ("Assante") for the entire period, but do not include their results in the comparative information for the entire period ending November 30, 2003, as Synergy, Skylon and Assante were acquired during the quarter ending November 30, 2003, and IQON was acquired after that date.

CI's total managed assets at November 30, 2004 were $50.1 billion, up 12% from $44.8 billion at November 30, 2003, and up 4% from $48.3 billion at August 31, 2004. The increase of $5.3 billion from November 30, 2003 was attributed to market appreciation of approximately $3.5 billion, $0.1 billion in increased institutional assets from a combination of net assets and market appreciation, and $1.7 billion of net sales of CI's funds.

At November 30, 2004, CI had total fee-earning assets of $66.4 billion. As shown in the chart "CI Fee-Earning Asset Profile," these assets were comprised of managed assets of $50.1 billion, assets under administration of $15.6 billion at Assante and IQON (net of $8.1 billion of assets included in managed assets), and other administered assets of $0.7 billion, which were primarily labour-sponsored funds.

CI FEE-EARNING ASSET PROFILE

AS AT NOVEMBER 30

(billions of dollars)	**2004**	2003	% change
Mutual/segregated funds	**36.1**	32.2	12
Assante funds	**8.1**	7.2	13
Managed labour-sponsored funds	**0.2**	0.2	–
Structured products	**1.2**	0.8	50
Total managed retail assets	**45.6**	40.4	13
Managed institutional assets	**4.5**	4.4	2
Total managed assets	**50.1**	44.8	12
Other administered funds	**0.7**	0.7	–
Assante/IQON assets under administration (net of Assante funds)	**15.6**	10.9	43
Total fee-earning assets	**66.4**	56.4	18

CI's managed assets of $50.1 billion were comprised of $36.1 billion in mutual and segregated funds at CI ($32.2 billion at November 30, 2003), $8.1 billion of assets under management in proprietary funds at Assante ($7.2 billion at November 30, 2003), $4.5 billion in institutional assets ($4.4 billion at November 30, 2003), $0.2 billion of managed labour-sponsored fund assets ($0.2 billion at November 30, 2003) and $1.2 billion in structured products ($0.8 billion at November 30, 2003). The $36.1 billion in mutual and segregated funds included $2.1 billion in Class I funds, for which CI negotiates the management fees with institutional clients ($1.5 billion at November 30, 2003).

The average level of assets is the key determinant of revenues for the quarter and is more appropriate than ending assets for comparisons with actual financial results. Average managed assets for the quarter were approximately $49.0 billion (up 31% from $37.3 billion for the quarter ended November 30, 2003), and included average managed institutional assets of $4.6 billion and average managed retail assets of $44.4 billion. Average managed retail assets were comprised of average mutual and segregated fund assets of $35.0 billion ($32.6 billion for the quarter ended November 30, 2003); average Assante proprietary funds of $8.1 billion, average managed labour-sponsored fund

assets of $0.2 billion, and average structured product assets of $1.1 billion. Average institutional assets of $4.6 billion were up 7.0% from $4.3 billion in the quarter ended November 30, 2003.

CI's assets as reported by IFIC were $41.7 billion at November 30, 2004. This figure is $3.9 billion below CI's actual $45.6 billion in managed retail assets because IFIC uses a narrow definition of assets under management that does not include $0.8 billion of Artisan funds and separately managed client accounts, $1.7 billion of segregated funds and hedge funds, $0.2 billion of managed labour-sponsored funds and $1.2 billion of structured products. As such, CI's assets as reported by IFIC should not be used when determining overall assets under management and product sales or conducting financial analysis of CI.

CI had overall net sales in its funds during the quarter of $297.8 million, consisting of $89.0 million of net sales of CI segregated and mutual funds, $83.4 million of net sales of Assante funds and $125.4 million in structured products. This was a significant improvement from the $314.4 million of net redemptions for the quarter ended November 30, 2003 and from net sales of $105.6 million in the quarter ended August 31, 2004.

During the quarter, CI continued to be one of the industry's leaders for performance as measured by Morningstar Canada fund rankings. At November 30, 2004, CI was first, with 28 funds with the top five-star rating, maintaining its position of being ranked as one of the top two companies in the industry for almost three years based on total five-star funds.

FINANCIAL REVIEW

CI's business has two key segments: Asset Management and Asset Administration. The Asset Management segment earns the majority of CI's income and involves offering funds through brokers, independent financial planners, insurance advisors, Assante financial advisors, IQON financial advisors and Clarica financial advisors and through other financial institutions as an underlying fund to their fund products. The Asset Administration segment involves the dealership operations of Assante and IQON. The revenues and expenses of these segments are summarized in Note 3 to the second quarter financial statements and are described in the detailed discussion of revenues and expenses below.

Three months ended November 30, 2004

Revenues

CI's total revenues for the quarter ended November 30, 2004, were $258.8 million, compared with $173.4 million in the prior year – an increase of 49%. The increase resulted from the higher level of fee-earning assets produced by market appreciation and net sales, the acquisitions of Synergy, Skylon and Assante in the second quarter of fiscal 2004, and the acquisition of IQON in the first quarter of fiscal 2005. The most significant component of revenues for the quarter was management fees, which increased by 41% from $151.8 million in the quarter ended November 30, 2003, to $213.3 million in the second quarter of fiscal 2005.



As a percentage of retail assets under management, management fees were 1.93% for the quarter, compared with 1.87% in the prior year. The increase was a result of the Assante acquisition, which increased the proportion of higher-margin equity funds within CI's overall asset mix.

Administration fees are fees earned predominantly on assets under administration in the Assante and IQON businesses net of fees earned on Assante proprietary funds and CI funds (which are eliminated on consolidation), as well as fees earned from certain labour-sponsored funds and the administration of third-party assets. Administration fees rose from $4.9 million in the prior year to $25.9 million and were primarily attributable to revenues earned by the Assante and IQON dealerships. Administration fee revenue from the dealer business should be considered in conjunction with investment dealer fee expenses of $18.5 million, which represent commission payments to Assante and IQON investment advisors on assets under administration under a specified formula or payout and which are described below under "Expenses". Details of revenues and expenses related to the Asset Administration segment before intersegment eliminations are on page 12 under "Segmented Reporting".

Redemption fees for the quarter increased from $10.2 million in fiscal 2004 to $11.9 million in fiscal 2005, due to the additional redemptions from the acquired Synergy and Assante funds and their related redemption fees.

There was a loss on sale of marketable securities of $0.7 million during the period, compared with no realized gain or loss in the prior year.

Other income was $8.4 million for the quarter ended November 30, 2004, up 29% from the prior year. The increase was primarily from non-administrative fee income earned by Assante of $3.5 million ($1.1 million in the prior year). As well, income from CI's U.S. subsidiary, BPI Global Asset Management LLP, was $5.0 million, up from $4.6 million in the prior year, due to increased fees from institutional assets. Other income also includes performance fees, which were separately disclosed prior to the quarter ended November 30, 2004. Minimal performance fees ($0.2 million in the quarter ended November 30, 2003) were earned during the quarter. Performance fees are generally based on calendar year results for the funds that generate them.

Expenses

Total selling, general and administrative ("SG&A") expenses rose 103% from $50.8 million to $103.3 million, reflecting the significant growth in the overall business, including the asset administration business, and $53 million in conjunction with the compensation payment to CI unitholders to be made in calendar 2005 as described in more detail under "Unitholder Compensation".

Expenses incurred in the operation of the retail managed funds – which include the CI and Assante funds and which are recovered from the funds

generally as incurred - rose from $24.8 million to $27.0 million. The increase in the cost of fund operations reflected the additional cost of the Synergy, Skylon and Assante assets acquired in fiscal 2004. Due to the achievement of cost synergies on the acquired assets, combined with the benefits of economies of scale created by the market appreciation of the CI funds, the 9% cost increase was significantly below the 36% increase in average retail managed assets for the same period. This resulted in fund operating expenses as a percentage of managed retail assets declining 23% to 24 basis points for the quarter ended November 30, 2004, from 31 basis points in the quarter ended November 30, 2003. Fund operating expenses for the CI group of funds were 21 basis points, down 22% from the same quarter last year. This permitted CI to reduce the management expense ratios (MERs) for the CI funds effective September 30, 2004, and for the Assante funds effective January 1, 2005.

Net SG&A expenses (net of expenses recovered from the funds) rose from $26.0 million in fiscal 2004 to $76.4 million in fiscal 2005. Net SG&A expenses include the effect of a $0.3 million option expense accrual, reflecting the impact of a $0.13 increase in the price of CI common shares from $16.17 at August 31, 2004 to $16.30 at November 30, 2004, net of actual cash settlements. Net SG&A expenses for the quarter excluding this expense were $76.0 million, versus $9.6 million in the prior year.

The majority of the increase in overall net SG&A expenses was due to the $53 million expense relating to compensation to CI unitholders and to SG&A expenses of the acquired Assante and IQON operations. Net SG&A expenses attributable to the Asset Management segment were $65.7 million and $10.7 million was attributable to the Asset Administration segment. Net SG&A expenses of the Asset Management segment, adjusted for the compensation to CI unitholders and for the option expense, as a percentage of retail managed assets were 0.11% for the quarter, compared with 0.08% in the prior fiscal year. The increase reflected the higher level of net SG&A expenses associated with the Assante asset management business. Net SG&A expenses of the Asset Administration segment as a percentage of total assets under administration were 0.18% for the quarter (nil in the prior year). Expenses of the Asset Administration segment rose from the quarter ended August 31, 2004, due to additional expenditures on the dealer back office systems as part of an overall program to improve the Asset Administration business.

Portfolio management expenses paid to CI's investment managers were $15.4 million for the quarter, up 18% from $13.0 million - well below the 36% increase in average assets. As a percentage of retail assets under management, portfolio management expenses declined from 16.1 basis points in the prior fiscal year to 13.9 basis points for the quarter ended November 30, 2004. This reduction was achieved through cost-efficiencies realized by rationalizing investment management activities, efficiencies gained from market appreciation of the managed assets and changes to existing contracts.

Investment dealer fees are the direct costs attributable to the operation of the Assante and IQON dealerships and are primarily commission payments to financial advisors based on the revenues generated from assets under administration net of fees paid on Assante proprietary funds and CI funds (which are eliminated on consolidation). These fees were $18.5 million for the quarter ($2.8 million for the quarter ended November 30, 2003).

Trailer fees rose from $45.3 million in fiscal 2004 to $60.2 million in fiscal 2005, an increase of 33%. This increase, which was slightly below the 36% increase in average assets, reflected the trailer fees on the Skylon, Synergy and Assante assets, as well as the market appreciation of CI's funds.

Amortization of deferred sales commissions increased from $8.8 million to $13.0 million. The increase reflects the higher sales commissions paid in the past four quarters ($140.9 million), largely due to the acquisitions in the second quarter of fiscal 2004, versus those of the four quarters ending November 30, 2003 ($91.6 million).

Interest expense increased from $1.8 million in fiscal 2004 to $2.2 million in fiscal 2005 because of the higher levels of debt associated with CI's acquisitions of Skylon, Synergy, Assante and IQON.

Other expenses decreased slightly from $4.4 million in fiscal 2004 to $4.3 million in fiscal 2005. These include expenses related to the management of institutional assets at CI's U.S. subsidiary, BPI Global Asset Management LLP, which decreased to $2.5 million from $2.7 million in the prior year. Other expenses also includes distribution fees paid to limited partnerships, which decreased to $1.1 million from $1.4 million in the prior year. Prior to the quarter ended November 30, 2004, distribution fees to limited partnerships were separately disclosed. They have been included in other expenses because they are no longer considered material.

Minority interest for the quarter ended November 30, 2004 was $1.2 million, up slightly from $1.1 million in the prior year. Minority interest reflects the 34% of BPI Global Asset Management owned by the investment managers of that firm.

Income before taxes was $66.8 million for the quarter ended November 30, 2004, a decrease of 5% from $70.1 million in the prior year.

The income tax provision decreased from $54.9 million for the quarter ended November 30, 2003 to $25.3 million in the current year. The effective tax rate was 38% in the second quarter of fiscal 2005, compared with 78% in the second quarter of the prior fiscal year. The greater effective tax rate in fiscal 2004 was due to higher future income tax rates that arose from higher provincial corporate tax rates announced in the second quarter of fiscal 2004 which reduced net income in that period.

Net income for the period was $41.5 million ($0.14 per share), compared with net income of $15.2 million ($0.06 per share) in the prior year. This reflected an increase in the overall profitability of CI as a result of market appreciation in the funds and the realization of significant synergies subsequent to the acquisitions in the prior fiscal year, and the effect of eliminating the higher tax provision required in fiscal 2004 as previously discussed, reduced in part by the accrual of the cost of the compensation payment to CI unitholders. Though net income is the only measure of profitability that should be used, CI's option expense accrual, which changes based on the level of CI's share price, may cause shorter-term volatility in CI's net income. As a result, the effect of this expense is discussed for comparability purposes only. Adjusted for option expense, net income was $0.14 per share, compared with $0.10 in the prior year.

Earnings before interest, taxes, depreciation and amortization (EBITDA), free cash flow and operating margin, which are discussed below, are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results.

As shown in the following chart, EBITDA was $87.0 million ($0.29 per share) for the quarter, an increase of 7% from $81.4 million ($0.33 per share) in fiscal 2004. Net of the effect of the option expense reversal, EBITDA was $87.4 million ($0.30 per share) for the quarter ended November 30, 2004.

EBITDA CALCULATION

FOR THE THREE MONTHS ENDED NOVEMBER 30

(millions of dollars)	**2004**	2003
Net Income	**41.5**	15.2
Add:		
Interest	**2.2**	1.8
Income taxes	**25.3**	54.9
Amortization	**18.0**	9.5
	45.5	66.2
EBITDA	**87.0**	81.4

As shown in the following chart, free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $42.4 million, down slightly from $43.8 million in the prior fiscal year. The primary contributors to the decrease in free cash flow were the increase in sales commissions and the cost of compensation to CI's unitholders, offset partially by an increase in profitability during the quarter. Free cash flow was approximately equal to the $44.3 million dividend ($0.15 per share) paid subsequent to the quarter on December 15, 2004.

CASH FLOW CALCULATION

FOR THE THREE MONTHS ENDED NOVEMBER 30

(millions of dollars)	**2004**	2003
Cash flow from operations	**72.6**	68.2
Less:		
Minority interest	**1.2**	1.2
Sales commissions	**29.0**	23.2
	30.2	24.4
Free Cash Flow	**42.4**	43.8

CI's operating margin (management fees less trailer fees, portfolio management expenses and net SG&A expenses as a percentage of average managed retail assets, but excluding the effect of the option expense and cost of compensation to CI's unitholders) on its asset management business is a measure of the contribution from CI's existing assets under management. However, because it excludes revenue and expense items such as redemption fees, amortization of deferred sales contracts, amortization of fund contracts and distribution fees to limited partnerships, it should not be used as a proxy for calculating profit. It is useful for understanding the relative contribution and costs related to CI's assets under management for the quarter ended November 30, 2004. CI's operating margin was 1.14% for the quarter, up from 1.08% in the prior year. The increase from the prior year was attributable to higher management fees, which increased from 1.87% to 1.93%, offset in part by higher net SG&A expenses, which rose from 0.08% to 0.11%; lower portfolio management expenses, which declined from 0.16% to 0.15%, and lower trailer fees, which fell from 0.55% to 0.53%.

Segmented Reporting

CI has two reportable segments: Asset Management and Asset Administration, which are described in Note 3 to the second quarter financial statements. Segmented reporting was not provided for in the second quarter of the prior fiscal year and, as such, there are no comparable figures.

The Asset Management segment had total revenues of $231.5 million, comprised mainly of management fees of $213.3 million. Expenses related to the Asset Management segment totalled $162.7 million, which included net selling, general and administrative expenses of $65.7 million, portfolio management expenses of $15.4 million, trailer fees of $63.8 million ($60.2 million net of intersegment eliminations), amortization of deferred sales commissions and fund contracts of $13.6 million, and other expenses of $4.2 million. As a result, income before taxes and non-segmented items was $68.8 million in the Asset Management business.

The Asset Administration segment had total revenues of $52.0 million, of which $50.6 million were administration fees ($25.9 million net of intersegment eliminations). Total expenses were $49.4 million, which includes



net selling, general and administrative expenses of $10.7 million, investment dealer fees of $38.3 million ($18.5 million net of intersegment eliminations), and amortization of deferred sales commissions and fund contracts of $0.4 million. Income before taxes and non-segmented items was $2.6 million for the Asset Administration business and $1.6 million for the Assante and IQON dealerships. Total assets under administration (including assets invested in CI and Assante funds), at November 30, 2004 were $24.4 billion, versus $18.9 billion at the end of the second quarter of fiscal 2004.

Intersegment eliminations reduce income before income taxes and non-segmented items by $1.2 million. Non-segmented items are interest expense ($2.2 million), minority interest ($1.2 million) and provision for income taxes ($25.3 million).

SEGMENTED HIGHLIGHTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004

(millions of dollars)	Asset Management	Asset Administration
Management fees	213.3	–
Administration fees	–	50.6
Other revenue	18.2	1.4
Total revenue	**231.5**	**52.0**
Net selling, general and administrative	65.7	10.7
Portfolio management	15.4	–
Investment dealer fees	–	38.3
Trailer fees	63.8	–
Amortization of deferred sales commissions and fund contracts	13.6	0.4
Other expenses	4.2	–
Total expenses	**162.7**	**49.4**
Income before income taxes and non-segmented items (interest and minority interest)	**68.8**	**2.6**



FINANCIAL POSITION

In the second quarter of fiscal 2005, CI financed $29.0 million in sales commissions with cash, up from $23.2 million in the prior year. The increase reflects a higher level of sales on a deferred load basis. CI did not repurchase any shares during the quarter.

CI purchased a net $20.3 million in marketable securities during the quarter, representing portfolio investments of $40.1 million and portfolio sales of $19.8 million. At November 30, 2004, marketable securities which consisted of seed capital investments and other portfolio investments were recorded at $62.8 million and had an unrealized gain of $6.4 million. As these investments may increase or decrease in value, CI's future net income could be affected. A 10% increase or decrease in the market value of these securities relative to their current book value of $62.8 million would affect income before tax by approximately $6.3 million, which equates to an increase or decrease of approximately 9.4% of income before tax, based on the quarter ended November 30, 2004.

CI spent $2.7 million on capital assets in the quarter ended November 30, 2004, primarily on computer hardware and software related to the Assante business.

CI paid total dividends to holders of common shares during the quarter of $44.3 million, based on dividend payments of $0.15 per share. These payments were made out of cash provided by operating activities of $128.8 million for the quarter.

At November 30, 2004, CI's total debt was $227.9 million, none of which is classified as current, as the facility was renewed in December 2004. The debt is part of CI's $500 million revolving bank loan facility, which is renewed annually in December. At November 30, 2004, there was $272.1 million in available unused borrowing capacity. Total debt, net of marketable securities, was $165.1 million at November 30, 2004, compared with $216.3 million at May 31, 2004.

At November 30, 2004, CI's mutual fund assets had a terminal redemption value of $817 million, unchanged from $817 million at May 31, 2004.

The increase in fund administration contracts ($36.2 million versus $31.9 million at year-end) and increase in goodwill ($951.0 million versus $919.2 million at year-end) are related to the acquisitions of IQON and Synera as described in Note 2 to the second quarter financial statements.

Six months ended November 30, 2004

Revenues

CI's total revenues for the six months ended November 30, 2004, were $522.5 million, compared with $325.7 million in the prior year - an increase of 60%. The increase resulted from the higher level of fee-earning assets produced by market appreciation

and net sales, the acquisitions of Synergy, Skylon and Assante in the year ended May 31, 2004, and the acquisition of IQON at the beginning of the current fiscal year. The most significant component of revenues for the six months was management fees, which increased by 49% from $287.8 million in the quarter ended November 30, 2003, to $427.8 million in the second quarter of fiscal 2005.

Administration fees are fees earned predominantly on assets under administration in the Assante and IQON businesses net of fees earned on Assante proprietary funds and CI funds (which are eliminated on consolidation), as well as fees earned from certain labour-sponsored funds and the administration of third-party assets. Administration fees rose from $6.1 million in the prior year to $54.7 million and were primarily attributable to revenues earned by the Assante and IQON dealerships. Administration fee revenue from the dealer business should be considered in conjunction with net investment dealer fee expenses of $38.9 million, which represent payments to Assante and IQON investment advisors on assets under administration under a specified formula or payout and which are described below under "Expenses". Details of revenues and expenses related to the Asset Administration segment before intersegment eliminations for the six months ended November 30, 2004 are on page 18 under "Segmented Reporting".

Redemption fees for the six months increased from $19.9 million in fiscal 2004 to $23.2 million in fiscal 2005, due to the addition of the Synergy and Assante funds and their related redemption fees.

There was a loss on the sale of marketable securities of $0.8 million during the period, compared with a realized gain of $0.3 million in the prior year.

Other income was $17.5 million for the six months ended November 30, 2004, up 51% from the prior year. The increase was primarily from non-administrative fee income earned by Assante of $6.4 million ($1.1 million in the prior year). As well, income from CI's U.S. subsidiary, BPI Global Asset Management LLP, was $10.1 million, up from $8.9 million in the prior year, due to increased institutional assets. Other income also includes minimal performance fees ($0.2 million for the six months ended November 30, 2003) that were earned during the period. Performance fees are generally based on calendar year results for the funds that generate them.

Expenses

Total selling, general and administrative ("SG&A") expenses rose 74% from $87.8 million to $152.6 million, reflecting the significant growth in the overall business, including the asset administration business, and a $53 million accrual of compensation to CI's unitholders.

Expenses incurred in the operation of the retail managed funds – which include the CI and Assante funds and which are recovered from the funds generally as incurred – rose from $48.4 million to $56.1 million. The increase in the cost of fund operations reflected the additional cost of the Synergy, Skylon and Assante assets acquired in fiscal 2004.

Due to the achievement of cost synergies on the acquired assets, combined with the benefits of economies of scale created by the market appreciation of the CI funds, the 16% cost increase was significantly below the 43% increase in average retail managed assets for the same period. This resulted in fund operating expenses as a percentage of managed retail assets declining 19% to 25 basis points for the six months ended November 30, 2004, from 31 basis points in the six months ended November 30, 2003.

SG&A expenses, net of expenses recovered from the funds, rose from $39.4 million in fiscal 2004 to $96.5 million in fiscal 2005.

The majority of the increase in overall net SG&A expenses was due to a $53 million accrual for expenses related to compensation to CI's unitholders and SG&A expenses of the acquired Assante and IQON operations. Net SG&A expenses attributable to the Asset Management segment were $76.9 million and $19.6 million was attributable to the Asset Administration segment. Net SG&A expenses, excluding the effect of the option expense and the cost of compensation to CI's unitholders, of the Asset Management segment as a percentage of retail managed assets were 0.11% for the quarter, compared with 0.07% in the prior fiscal year. Net SG&A expenses of the Asset Administration segment as a percentage of total assets under administration were 0.16% for the six months (nil in the prior year).

Portfolio management expenses were $32.3 million for the six months, up 31% from $24.7 million, but below the 43% increase in average assets. As a percentage of retail assets under management, portfolio management expenses declined from 16 basis points in the prior fiscal year to 15 basis points for the six months ended November 30, 2004. This reduction was achieved through cost efficiencies realized by rationalizing investment management activities, efficiencies gained from market appreciation of the managed assets, and changes to existing contracts.

Investment dealer fees are the direct costs attributable to the operation of the Assante and IQON dealerships, including commission payments to financial advisors based on the revenues generated from assets under administration net of fees paid on Assante proprietary funds and CI funds (which are eliminated on consolidation). These fees were $38.9 million for the six months ($2.8 million for the six months ended November 30, 2003).

Trailer fees rose from $84.6 million in fiscal 2004 to $118.1 million in fiscal 2005, an increase of 40%. This increase, which was slightly below the 43% increase in average assets, reflected the trailer fees on the Skylon, Synergy and Assante assets, as well as the market appreciation of CI's funds.

Amortization of deferred sales commissions increased from $15.5 million to $25.0 million. The increase reflects the higher sales commissions paid in the past four quarters ($140.9 million), largely due to the

acquisitions in the second quarter of fiscal 2004, versus those of the four quarters ending November 30, 2003 ($91.6 million).

Interest expense increased from $3.4 million in fiscal 2004 to $4.0 million in fiscal 2005 because of the higher levels of debt associated with CI's acquisitions of Skylon, Synergy, Assante and IQON.

Other expenses decreased from $10.0 million in fiscal 2004 to $9.2 million in fiscal 2005. These include expenses related to the management of institutional assets at CI's U.S. subsidiary, BPI Global Asset Management LLP, which increased to $5.2 million from $5.0 million in the prior year. Other expenses also include distribution fees to limited partnerships of $2.3 million, down from $2.9 million in the prior year.

Minority interest for the six months ended November 30, 2004, was $2.5 million, equal to $2.5 million in the prior year. Minority interest reflects the 34% of BPI Global Asset Management owned by the investment managers of that firm.

Income before taxes was $194.5 million for the six months ended November 30, 2004, an increase of 36% from $142.8 million in the prior year.

The income tax provision decreased from $84.1 million in fiscal 2004 to $71.8 million in the current year. The effective tax rate was 36.9% for the six months ended November 30, 2004, compared with 58.9% in the prior fiscal year. The greater effective tax rate in fiscal 2004 was due to higher future income tax rates that arose because of announced increases to Ontario's corporate tax rate.

Net income for the period was $122.7 million ($0.42 per share), compared with net income of $58.7 million ($0.24 per share) in the prior year. This reflected an increase in the overall profitability of CI as a result of market appreciation in the funds, the realization of significant synergies subsequent to the acquisitions in the prior fiscal year and the negative impact in fiscal 2004 of higher tax provisions, offset partly by the accrual for expenses related to unitholder compensation.

As shown in the following chart, EBITDA was $232.4 million ($0.79 per share) for the six months, an increase of 43% from $162.8 million ($0.68 per share) in fiscal 2004.

EBITDA CALCULATION

FOR THE SIX MONTHS ENDED NOVEMBER 30

(millions of dollars)	**2004**	2003
Net Income	**122.7**	58.7
Add:		
Interest	**4.1**	3.4
Income taxes	**71.8**	84.1
Amortization	**33.8**	16.6
	109.7	104.1
EBITDA	**232.4**	162.8

As shown in the following chart, free cash flow (operating cash flow less sales commissions and minority interest) for the six months was $116.1 million, up from $87.3 million in the prior fiscal year. The primary contributor to the increase in free cash flow was the increase in profitability, offset partly by an increase in sales commissions paid during the quarter.

CASH FLOW CALCULATION

FOR THE SIX MONTHS
ENDED NOVEMBER 30

(millions of dollars)	**2004**	2003
Cash flow from operations	**177.1**	133.3
Less:		
Minority interest	**2.5**	2.5
Sales commissions	**58.5**	43.5
	61.0	46.0
Free Cash Flow	**116.1**	87.3

Segmented Reporting

CI has two reportable segments: Asset Management and Asset Administration, which are described in Note 3 to the second quarter financial statements. CI did not provide segmented reporting in the first six months of the prior fiscal year and, as such, no comparable figures are provided.

The Asset Management segment had total revenues of $465.0 million, comprised mainly of management fees of $427.8 million. Expenses related to the Asset Management segment totalled $269.4 million, which included net selling, general and administrative expenses of $76.9 million, portfolio management expenses of $32.3 million, trailer fees of $125.1 million, amortization of deferred sales commissions and fund contracts of $26.1 million and other expenses of $9.0 million. Income before taxes and non-segmented items was $195.6 million in the Asset Management business.

The Asset Administration segment had total revenues of $105.8 million, of which $103.1 million ($54.7 million net of intersegment eliminations) were from administration fees. Total expenses were $98.1 million, which includes net selling, general and administrative expenses of $19.6 million, investment dealer fees of $77.6 million ($38.9 million net of intersegment eliminations) and amortization of deferred sales commissions and fund contracts of $0.8 million. Income before taxes and non-segmented items was $7.7 million for the Asset Administration business and $5.6 million for the Assante and IQON dealerships.

Intersegment eliminations reduce income before income taxes and non-segmented items by $2.3 million. Non-segmented items are interest expense ($4.0 million), minority interest ($2.5 million) and provision for income taxes ($71.8 million).

SEGMENTED HIGHLIGHTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004

(millions of dollars)	Asset Management	Asset Administration
Management fees	427.8	–
Administration fees	–	103.1
Other revenue	37.2	2.7
Total revenue	**465.0**	**105.8**
Net selling, general and administrative	76.9	19.6
Portfolio management	32.3	–
Investment dealer fees	–	77.6
Trailer fees	125.1	–
Amortization of deferred sales commissions and fund contracts	26.1	0.8
Other expenses	9.0	0.1
Total expenses	**269.4**	**98.1**
Income before income taxes and non-segmented items (interest and minority interest)	**195.6**	**7.7**

Unitholder Compensation

On December 16, 2004, CI announced that its subsidiary, CI Mutual Funds Inc., had agreed with the Ontario Securities Commission ("OSC") to pay investors in certain mutual funds $49.3 million as compensation for frequent trading market timing activities by a small number of other investors in the funds. As part of the review by the OSC, no evidence was found of any ongoing frequent trading market timing in CI's funds, nor was there any evidence of market timing by any insiders at CI and no evidence of late trading in CI's funds. CI accrued this expense plus interest and related costs in the quarter ended November 30, 2004 and expects the payment to be made by mid-2005.



OUTLOOK

Since November 30, 2004, markets have continued to improve, extending the gains made in the second quarter. As a result, CI's retail managed assets at December 31, 2004 were $47.0 billion, up 3.1% from $45.6 billion at November 30, 2004 and 5.9% above the $44.4 billion of average retail managed assets for the second quarter.

CI reported net sales of $81 million for December 2004, including CI and Assante funds. This represents an increase from $67 million in net sales in November 2004 and $5 million in net sales in December 2003.

On November 23, 2004, CI announced that it was changing its dividend policy to pay dividends monthly starting in January 2005. The initial monthly dividend would be $0.05 per share payable on January 15, 2005 to shareholders of record on January 1, 2005. This follows the dividend of $0.15 per share paid on December 15, 2004.

The Board of Directors declared a monthly dividend of $0.05 per common share payable on each of February 15, 2005, March 15, 2005 and April 15, 2005 to shareholders of record on February 1, March 1 and April 1, 2005, respectively.

WILLIAM T. HOLLAND
President and Chief Executive Officer



CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE THREE MONTHS ENDED NOVEMBER 30 (UNAUDITED)

(thousands of dollars, except per share amounts)	**2004**	2003
REVENUE		
Management fees	**213,268**	151,816
Administration fees	**25,899**	4,900
Redemption fees	**11,898**	10,157
Gain (loss) on sale of marketable securities	**(721)**	–
Other income	**8,446**	6,477
	258,790	173,350
EXPENSES		
Selling, general and administrative *[note 6]*	**103,348**	50,794
Less: expenses recovered from funds	**26,978**	24,769
Net selling, general and administrative	**76,370**	26,025
Portfolio management	**15,380**	13,021
Investment dealer fees	**18,531**	2,815
Trailer fees	**60,235**	45,260
Amortization of deferred sales commissions and fund contracts	**13,733**	8,752
Interest	**2,240**	1,816
Other	**4,283**	4,414
	190,772	102,103
Minority interest	**1,236**	1,146
Income before income taxes	**66,782**	70,101
Provision for income taxes		
Current	**16,474**	25,043
Future	**8,844**	29,868
	25,318	54,911
Net income for the period	**41,464**	15,190
Deficit, beginning of period	**(162,748)**	(289,074)
Dividends declared	**(44,281)**	(23,450)
Deficit, end of period	**(165,565)**	(297,334)
Earnings per share *[note 4(c)]*	**0.14**	0.06

(see accompanying notes)



CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE SIX MONTHS ENDED NOVEMBER 30 (UNAUDITED)

(thousands of dollars, except per share amounts)	2004	2003
REVENUE		
Management fees	**427,772**	287,848
Administration fees	**54,729**	6,106
Redemption fees	**23,209**	19,892
Gain (loss) on sale of marketable securities	**(793)**	259
Other income	**17,549**	11,576
	522,466	325,681
EXPENSES		
Selling, general and administrative *[note 6]*	**152,597**	87,798
Less: expenses recovered from funds	**56,120**	48,425
Net selling, general and administrative	**96,477**	39,373
Portfolio management	**32,279**	24,697
Investment dealer fees	**38,860**	2,815
Trailer fees	**118,137**	84,594
Amortization of deferred sales commissions and fund contracts	**26,490**	15,477
Interest	**4,041**	3,443
Other	**9,182**	10,016
	325,466	180,415
Minority interest	**2,466**	2,490
Income before income taxes	**194,534**	142,776
Provision for income taxes		
Current	**53,410**	50,000
Future	**18,394**	34,110
	71,804	84,110
Net income for the period	**122,730**	58,666
Deficit, beginning of period	**(207,114)**	(305,932)
Cost of shares repurchased in excess of stated value	**–**	(7,776)
Dividends declared	**(81,181)**	(42,292)
Deficit, end of period	**(165,565)**	(297,334)
Earnings per share *[note 4(c)]*	**0.42**	0.24

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED NOVEMBER 30 (UNAUDITED)

(thousands of dollars)	2004	2003
OPERATING ACTIVITIES		
Net income for the period	**41,464**	15,190
Add (deduct) items not involving cash		
Loss on sale of marketable securities	**721**	–
Amortization of deferred sales commissions and fund contracts	**13,733**	8,752
Amortization of other	**4,292**	721
Stock-based compensation	**2,301**	12,505
Minority interest	**1,236**	1,146
Future income taxes	**8,844**	29,868
	72,591	68,182
Net change in non-cash working capital balances related to operations	**56,249**	14,756
Cash provided by operating activities	**128,840**	82,938
INVESTING ACTIVITIES		
Additions to capital assets	**(2,694)**	(936)
Purchase of marketable securities	**(40,125)**	(15)
Proceeds on sale of marketable securities	**19,835**	1
Sales commissions	**(28,958)**	(23,189)
Cash paid on acquisitions, including transaction costs, net of cash acquired *[note 2]*	**–**	(411,937)
Cash used in investing activities	**(51,942)**	(436,076)
FINANCING ACTIVITIES		
Long-term debt	**(27,816)**	137,448
Issuance of share capital	**30**	266,345
Distributions to minority interest	**(1,090)**	(1,174)
Dividends paid to shareholders	**(44,281)**	(23,450)
Cash provided by (used in) financing activities	**(73,157)**	379,169
Net increase in cash during the period	**3,741**	26,031
Cash, beginning of period	**27,130**	1,476
Cash, end of period	**30,871**	27,507
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**1,999**	1,469
Income taxes paid	**14,217**	20,575

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED NOVEMBER 30 (UNAUDITED)

(thousands of dollars)	**2004**	2003
OPERATING ACTIVITIES		
Net income for the period	**122,730**	58,666
Add (deduct) items not involving cash		
Loss (gain) on sale of marketable securities	**793**	(259)
Amortization of deferred sales commissions and fund contracts	**26,490**	15,477
Amortization of other	**7,296**	1,089
Stock-based compensation	**(1,108)**	21,732
Minority interest	**2,466**	2,490
Future income taxes	**18,394**	34,110
	177,061	133,305
Net change in non-cash working capital balances related to operations	**62,028**	22,845
Cash provided by operating activities	**239,089**	156,150
INVESTING ACTIVITIES		
Additions to capital assets	**(4,631)**	(1,174)
Purchase of marketable securities	**(52,023)**	(24,917)
Proceeds on sale of marketable securities	**19,863**	5,715
Sales commissions	**(58,467)**	(43,472)
Cash paid on acquisitions, including transaction costs, net of cash acquired *[note 2]*	**(37,259)**	(411,937)
Cash used in investing activities	**(132,517)**	(475,785)
FINANCING ACTIVITIES		
Long-term debt	**(17,241)**	135,448
Repurchase of share capital	**–**	(11,880)
Issuance of share capital	**60**	266,381
Distributions to minority interest	**(2,456)**	(2,288)
Dividends paid to shareholders	**(81,181)**	(42,292)
Cash provided by (used in) financing activities	**(100,818)**	345,369
Net increase in cash during the period	**5,754**	25,734
Cash, beginning of period	**25,117**	1,773
Cash, end of period	**30,871**	27,507
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**4,404**	3,041
Income taxes paid	**22,138**	44,804

(see accompanying notes)



CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(thousands of dollars)	**As at November 30, 2004**	As at May 31, 2004
ASSETS		
Current		
Cash	**30,871**	25,117
Client and trust funds on deposit	**97,245**	89,966
Marketable securities	**62,831**	28,829
Accounts receivable and prepaid expenses	**97,967**	96,438
Income taxes recoverable	**1,045**	6,881
Future income taxes *[note 6]*	**30,229**	27,865
Total current assets	**320,188**	275,096
Capital assets	**23,904**	26,085
Deferred sales commissions, net of accumulated amortization of $290,754 (May 31, 2004 - $266,265)	**287,309**	253,867
Fund contracts	**1,014,280**	1,010,682
Goodwill	**951,026**	919,203
Other assets	**8,654**	8,829
	2,605,361	2,493,762
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 6]*	**166,083**	116,068
Client and trust funds payable	**97,245**	89,966
Income taxes payable	**21,396**	11,396
Stock-based compensation	**45,019**	46,127
Deferred revenue	**4,131**	4,272
Current portion of long-term debt	**–**	25,538
Total current liabilities	**333,874**	293,367
Deferred lease inducements	**2,462**	2,712
Long-term debt	**227,924**	219,627
Future income taxes	**464,475**	442,765
Total liabilities	**1,028,735**	958,471
Minority interest	**1,148**	1,422
Shareholders' equity		
Share capital *[note 4]*	**1,741,043**	1,740,983
Deficit	**(165,565)**	(207,114)
Total shareholders' equity	**1,575,478**	1,533,869
	2,605,361	2,493,762

(see accompanying notes)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004 AND 2003 (UNAUDITED)

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2004. The unaudited interim financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

2. BUSINESS ACQUISITIONS

On June 3, 2004, CI completed its acquisition of all of the outstanding shares of IQON Financial Management Inc. and Synera Financial Services Inc., from Sun Life Assurance Company of Canada, a related party, which have networks of financial and insurance advisors. As consideration, CI paid $38.5 million in cash.

The above acquisitions were accounted for using the purchase method and the results of operations have been consolidated from the date of acquisition.

Details of the net assets acquired, at fair value, are as follows:

	($ thousands)
Cash	1,241
Trust funds on deposit	92
Accounts receivable and prepaid expenses	1,996
Capital assets	717
Marketable securities	1,053
Fund administration contracts	5,100
Other assets	335
Accounts payable and accrued liabilities	(2,175)
Trust funds payable	(92)
Future income taxes	(954)
Other liabilities	(636)
Goodwill on acquisition	31,823
	38,500

The goodwill on acquisitions is not deductible for income tax purposes and is included in the Asset Administration segment.

NOVEMBER 30, 2004 AND 2003 (UNAUDITED)

3. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement. CI has realigned its internal financial reporting with the result that the former segment called Other is now combined with the Asset Management segment.

The Asset Management segment includes the operating results and net assets of CI Mutual Funds Inc. and Assante Asset Management Ltd., which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Assante Advisory Services Ltd. and most of its subsidiaries including Assante Capital Management Ltd., Assante Financial Management Ltd. and IQON Financial Management Inc. These companies derive their revenues principally from commissions and fees earned on the sale of mutual and segregated funds and other financial products and ongoing service to clients.

Reportable segments did not exist in the second quarter of the prior fiscal year and, as such, no comparative figures are provided.

NOVEMBER 30, 2004 AND 2003 (UNAUDITED)

($ thousands)

For the three months ended November 30, 2004	Asset Management	Asset Administration	Intersegment Eliminations	Total
Management fees	213,268	–	–	213,268
Administration fees	–	50,637	(24,738)	25,899
Other revenue	18,229	1,394	–	19,623
Total revenue	231,497	52,031	(24,738)	258,790
Net selling, general and administrative	65,708	10,662	–	76,370
Portfolio management	15,380	–	–	15,380
Investment dealer fees	–	38,321	(19,790)	18,531
Trailer fees	63,786	–	(3,551)	60,235
Amortization of deferred sales commissions and fund contracts	13,588	376	(231)	13,733
Other expenses	4,212	71	–	4,283
Total expenses	162,674	49,430	(23,572)	188,532
Income before income taxes and non–segmented items	68,823	2,601	(1,166)	70,258
Interest expense				2,240
Minority interest				1,236
Provision for income taxes				25,318
Net income				41,464

NOVEMBER 30, 2004 AND 2003 (UNAUDITED)

($ thousands)

For the six months ended November 30, 2004	Asset Management	Asset Administration	Intersegment Eliminations	Total
Management fees	427,772	–	–	427,772
Administration fees	–	103,144	(48,415)	54,729
Other revenue	37,273	2,692	–	39,965
Total revenue	465,045	105,836	(48,415)	522,466
Net selling, general and administrative	76,850	19,627	–	96,477
Portfolio management	32,279	–	–	32,279
Investment dealer fees	–	77,592	(38,732)	38,860
Trailer fees	125,127	–	(6,990)	118,137
Amortization of deferred sales commissions and fund contracts	26,146	752	(408)	26,490
Other expenses	9,039	143	–	9,182
Total expenses	269,441	98,114	(46,130)	321,425
Income before income taxes and non-segmented items	195,604	7,722	(2,285)	201,041
Interest expense				4,041
Minority interest				2,466
Provision for income taxes				71,804
Net income				122,730
Identifiable assets	1,471,376	188,733	(5,774)	1,654,335
Goodwill	815,303	135,723	–	951,026
Total assets	2,302,685	324,456	(5,519)	2,605,361

4. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

	Common Shares (thousands)	Amount ($ thousands)
May 31, 2004	295,199	1,740,983
Share issuance	2	30
August 31, 2004	295,201	1,741,013
Share issuance	2	30
November 30, 2004	295,203	1,741,043

b) a summary of changes in the incentive stock option plan is as follows:

	Number of Options (thousands)	Weighted average exercise price ($)
May 31, 2004	9,686	10.81
Options granted	15	15.86
Options exercised	(329)	5.64
Options cancelled	(30)	15.01
August 31, 2004	9,342	10.98
Options granted	15	15.67
Options exercised	(12)	5.55
Options cancelled	(27)	13.56
November 30, 2004	9,318	10.99

Options outstanding and exercisable as at November 30, 2004 are as follows:

Exercise price ($)	Number of options outstanding (thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (thousands)
4.00	15	0.1	15
4.15	20	0.1	20
4.51	771	0.8	771
4.73	773	0.9	773
4.78	175	0.4	175
10.51	1,780	3.4	572
11.00	1,064	1.3	784
11.27	1,214	2.3	599
12.01	1,246	2.5	814
15.59	2,230	4.4	–
15.67	15	4.9	–
15.86	15	4.6	–
4.00 to 15.86	9,318	2.6	4,523

c) The weighted average number of shares outstanding for the three month period ended November 30 were:

(thousands)	2004	2003
Basic and diluted	**295,203**	247,078

The weighted average number of shares outstanding for the six month period ended November 30 were:

(thousands)	2004	2003
Basic and diluted	**295,202**	240,835

d) The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at December 31, 2004 were exercised:

	(thousands)
Common shares outstanding at December 31, 2004	295,210
Options to purchase common shares	7,402
	302,612

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004 AND 2003 (UNAUDITED)

5. COMPARATIVE FIGURES

Certain figures for fiscal 2004 have been reclassified to conform with the financial presentation in the current year.

6. CONTINGENCIES AND COMMITMENTS

On December 10, 2004, CI Mutual Funds Inc. ("CIMF") reached a settlement with the Ontario Securities Commission relating to concerns raised with respect to certain trading by a small number of institutional investors in certain of CIMF's mutual funds. Under the settlement agreement, CIMF agreed to make a payment of $49.3 million, plus interest at the rate of 5% per annum from the date of settlement, to investors in its mutual funds that were affected by this trading. This payment is secured by a letter of credit. CI recorded a $33.9 million after-tax charge to income in the second quarter to reflect the settlement and related costs.

On January 11, 2005, the Board of Directors declared a cash dividend of $0.05 per share payable on each of February 15, March 15 and April 15, 2005 to shareholders of record on February 1, March 1 and April 1, 2005 respectively.

This Second Quarter Report contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.



CI FUND MANAGEMENT INC.